SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of January, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON expands to new R&D facilities

Aachen-Herzogenrath/Germany, January 27, 2010 - AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) today announced an important step in the implementation of its accelerated Research and Development strategy by building a new state of the art R&D campus at its premises in Herzogenrath-Kohlscheid in support of the company's Research and Development strategy.

The new facility will be able to host up to 350 engineers at the end of phase 1, significantly increasing the laboratory resources and prototype capabilities used to develop next generation complex material deposition manufacturing systems. To fully develop these new modular cutting edge facilities, AIXTRON plans to invest up to EUR40m over the next 2-3 years. The new facilities will utilize a renewable energy design to minimize its carbon footprint.

AIXTRON will continue to focus the principal manufacturing of standard deposition equipment at its nearby main facilities in Herzogenrath, Kaiserstraße, supported by the engineering and assembly locations in Cambridge, UK, and Sunnyvale, US.

Paul Hyland, Chief Executive Officer of AIXTRON AG, comments: 'This is a vitally important next step in the implementation of our product development strategy and the accelerated timing reflects the recent increase in volume and momentum we have seen in the markets we serve. It also underlines our commitment to deliver continuous improvement to the productivity of our products for our customers.

Looking at our near-term objectives; the requirement to meet the improved performance and reduced cost of ownership objectives necessary to support needs of the emerging LED general lighting market will require significant focus and commitment. This new facility will further increase our ability to be able to deliver both of these requirements.

AIXTRON's acknowledged market leadership is built on our renowned technology leadership. As we go into a very exciting period of innovation and growth, it is our firm intention to step up a gear to maintain our position of being always one step ahead.'

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	January 27, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO